United States securities and exchange commission logo





                             March 16, 2022

       Steven J. Heyer
       Chief Executive Officer and Chairman
       Haymaker Acquisition Corp. III
       501 Madison Avenue, Floor 12
       New York, New York 10022

                                                        Re: Haymaker
Acquisition Corp. III
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 11,
2022

       Dear Mr. J. Heyer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 11, 2022

       Questions and Answers About the Proposals for Stockholders
       Q: What equity stake will current stockholders of the Company hold in the Combined Company after the closing?, page 21

   1. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders, convertible securities, including warrants retained by redeeming
shareholders, at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
       Q: Can the Sponsor redeem its founder shares in connection with consummation of the business combination?, page 28

   2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
 Steven J. Heyer
FirstName  LastNameSteven
Haymaker Acquisition   Corp.J.IIIHeyer
Comapany
March      NameHaymaker Acquisition Corp. III
       16, 2022
March2 16, 2022 Page 2
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FirstName LastName
Summary of the Proxy Statement
Interests of Certain Persons in the Business Combination, page 45

3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
4. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
6. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Unaudited Pro Forma Condensed Combined Financial Information, page 121

7. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2021, page 128

8. With respect to pro forma adjustment 5(e) to record the preliminary fair value of the
         Earnout Securities, please revise to disclose the significant assumptions used in the Monte
         Carlo simulation valuation model.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 158

9. We note that Citigroup performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees payable to Citigroup that are contingent on completion of the business combination.
10. We note your disclosure on page 160 that you engaged financial advisors. Please expand your discussion here to disclose the role of each financial advisor, including, without limitation, the level of diligence performed by each financial advisor.
 Steven J. Heyer
FirstName  LastNameSteven
Haymaker Acquisition   Corp.J.IIIHeyer
Comapany
March      NameHaymaker Acquisition Corp. III
       16, 2022
March3 16, 2022 Page 3
Page
FirstName LastName
11. Please revise the background section to provide additional detail regarding the target businesses other than Biote that you executed indications of interest and letters of intent with. Include, without limitation, the industries of the target businesses, proposed valuations, who identified the target, who participated in negotiations with the targets, when the targets were identified, and when negotiations ceased. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.
12. Please revise this section to disclose Closing Date Cash distribution negotiations. Include, without limitation, the identities of participants, when negotiations occurred, and changes in the distribution order and amounts throughout the negotiations
13. Please revise this section to describe the negotiations where your Sponsor, Directors and
         Officers agreed to waive their redemption rights.
14.      We note this section rarely identifies specific individuals, but instead makes
         generalizations such as    directors and officers    and
representatives.    Please revise this
         section to provide the identity of individuals involved in negotiations or other activities.
15. Please disclose who identified Biote and how Biote was identified. Information About the Company
Conflicts of Interest, page 211

16. We note your disclosure on page 212 that each of your directors presently has fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Please revise your disclosure to clarify how the board considered those conflicts in negotiating and recommending the business combination.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Recent Developments
Tax Receivable Agreement, page 218

17. We note your disclosure stating that, simultaneously with the Closing, the Combined
         Company, Biote, the Members and the Members    Representative will
enter into the Tax
         Receivable Agreement ("TRA"), which will provide for, among other things, payment by the Combined Company to the Members of 85% of the U.S. federal, state and local income tax savings realized by the Combined Company as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the
         Business Combination Agreement and the redemption of Retained Biote Units in exchange for Class A common stock or cash. Provided your disclosure, on page 116, stating that the payments you expect to make under the TRA will be substantial and could have a material adverse effect on our financial condition, please address the following points:
 Steven J. Heyer
FirstName  LastNameSteven
Haymaker Acquisition   Corp.J.IIIHeyer
Comapany
March      NameHaymaker Acquisition Corp. III
       16, 2022
March4 16, 2022 Page 4
Page
FirstName LastName

                Tell us your consideration of disclosing the estimated amount of the obligation under the TRA, or an estimated range, and the method and assumptions used to estimate it.

                Tell us your consideration of including a qualitative and quantitative discussion of the
              TRA in the notes to your pro forma financial statements.

                Tell us your consideration of including the obligation under the TRA as an adjustment to your pro forma financial statements.

                Expand your disclosure in liquidity and capital resources, within MD&A, to discuss the duration of the term of the TRA, the anticipated timing of the payments, how the payments will be recorded in your financial statements, the effect such payments will have on your financial position and results of operations, and how you intend to fund the payments.

                Tell us your consideration of disclosing the TRA as a critical accounting policy within MD&A.
Information About Biote
Overview, page 225

18. We note your disclosure on page 237 that you offer practitioners pellet insertion kits for use with hormone optimization therapies. Please revise your Overview section and
         Hormone Therapy section to disclose the pellet insertion process and how often your practitioners use this method to deliver hormone products as compared to other methods of delivery.
19. Please revise your disclosure to provide the sources relied on for the following statements:
                80% of medical residents reported feeling    barely comfortable
   discussing or
             treating menopause    on page 227;
                as many as 200 million Americans are affected by hormonal imbalance and
             approximately 80% are untreated    on page 227;
                as of April 2021, 57% of the current global market for hormone products exists
             outside of North America    on page 235.
20. We note your disclosures that the Biote name has achieved strong brand recognition among practitioners and patients in the communities you serve on 226 and that you believe you are a leader in the practice-building market focused on the hormone optimization space on page 231. Please revise your disclosure to provide the basis for these statements.
The Clinical Need to Treat Hormone Imbalance, page 227

21. We note you reference throughout this section observations, studies, trials, and published literature without identifying them. Please revise to disclose them. As a non-exhaustive
 Steven J. Heyer
FirstName  LastNameSteven
Haymaker Acquisition   Corp.J.IIIHeyer
Comapany
March      NameHaymaker Acquisition Corp. III
       16, 2022
March5 16, 2022 Page 5
Page
FirstName LastName
         list, we note you do not:
             disclose the identity of the prominent breast cancer surgeon who concluded that testosterone was demonstrated to be associated with a 39% reduction in the incidence of invasive breast cancer compared to the age-matched SEER expected incidence on page 227;
             disclose the author and title of the systemic analysis concluding that estrogen with progesterone produces reductions in hip fractures, non-vertebral fractures and vertebral fractures on page 227;
             identify the leading review of trials addressing therapy targeting hypoactive female sexual desire disorder on page 228;
             disclose the title and authors of the meta-analyses concluding that testosterone therapy produces statistically significant improvement in multiple measures relating
               to menopausal women   s sexual heath on page 228; and
             disclose the authors and titles of the published literature supporting the use of testosterone as a treatment for diabetes in hypogonadal men on page 228.
The Biote Difference, page 230

22. We note your disclosure on page 229 that Biote-certified practitioners can access FDA-
         registered outsourcing facilities that can supply hormone optimization therapies. Please expand your disclosure here to provide a discussion of FDA-registered compounding facilities. Include, without limitation, that Biote provides an option for the compounding of bioidentical hormone pellets that practitioners may order to prescribe, whether Biote receives compensation for the sale of pellets to practitioners, that pellets compounded by
         503B outsourcing facilities are not subject to the FDA new drug approval process, and disclose the specific compounding facilities you have contracted with. Competition, page 239

23. Please revise this section to name your principal competitors, including, without limitation, their size, geographic range, services provided, and products sold.
Haymaker Acquisition Corp. III Unaudited Condensed Financial Statements
Note 2- Restatement of Previously Issued Financial Statements, page F-10

24. Please amend your filing to include your audited balance sheet as of March 4, 2021 to incorporate the error corrections disclosed under this heading, or explain to us why such amendment is not required. Provide an updated opinion from your auditor as part of that amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven J. Heyer
Haymaker Acquisition Corp. III
March 16, 2022
Page 6

       You may contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven J. Heyer
                                                          Division of
Corporation Finance
Comapany NameHaymaker Acquisition Corp. III
                                                          Office of Life
Sciences
March 16, 2022 Page 6
cc:       Stephen Alicanti
FirstName LastName